LOAD GUARD LOGISTICS, INC. 6317 SW 16TH AVE., Miami, FL 33155 Phone: (768) 250-1410 Fax: (768) 472-7190 info@LoadGuardTransportation.com www.LoadGuardLogistics.com

VIA EDGAR

April 26, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Load Guard Logistics, Inc.

            Amendment No. 1 to

            Registration Statement on Form S-1

            Filed: March 22, 2013

            File No. 333-186321

Dear Mr. Web:

This letter is in response to your comment letter dated March 29, 2013, with regard to the Amendment No. 1 to the Form S-1 filing of Load Guard Logistics, Inc., a Nevada corporation (“Load Guard” or the "Company") filed on March 22, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      Selling shareholders purchased shares shortly prior to registration with the expectation that their shares would be registered.  Their share price of $0.04 allows the selling shareholders to resell their respective shares on the same terms and conditions as those who purchase directly from the Company if and when the Company’s shares are traded on the OTCBB.

In addition, the selling shareholders are residents of Florida.  If the Company wanted to sell shares in Florida after its registration statement was effective, it would be required to have a full review of its registration, and retain a licensed securities salesperson to sell the shares after effectiveness.  Since this would be prohibitively expensive based on the size of the offering, the Company elected to sell shares in a private offering to residents of Florida.

A copy of our Subscription Agreement, as used for our private offering, has been included as correspondence.

2.      After effectiveness, but before listing on the OTCBB, a potential investor can purchase from a selling shareholder or the Company – the price is the same, so it would not matter to the purchaser.  However, it may be that the selling shareholders will not elect to sell them for no profit – if so, they would have to wait until the stock is listed and hope they will make a profit should the price increase, just like the shareholders who purchased from the Company.

3.      This disclosure has been revised and updated accordingly throughout.

4.      The financial statements for the period ended January 31, 2013 are included and therefore, are up to date.  The financial numbers, where applicable, have been updated accordingly throughout.

5.      An updated consent has been included and filed as exhibit 23.1.

Prospectus Cover Page

6.      The prospectus cover page has been revised accordingly.

Registration Statement Cover Page

7.      Footnote 3 has been revised accordingly.

Risk Factors, page 6

8.      The final sentence has been removed.

Because Messrs. Yosbani Mendez and Francisco Mendez (our officers and directors) have other outside business activities…, page 9.

9.      This risk factor has been revised accordingly.

Two investors hold a controlling interest in our stock, page 9

10.  This risk factor has been revised accordingly.

Description of Securities to be Registered, page 22

Non-cumulative Voting, page 23

11.  This section has been updated accordingly.

Description of Business, page 23

12.  This section has been updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 32

13.  This section has been updated to also include the information for the fiscal year ended October 31, 2012.

Background Information about Our Officers and Directors, page 38

14.  The line of business for El Palenque Vivero, Inc. has been updated.

15.  This section has been updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version of the S-1/A, related offering memorandum and agreements, and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (info@LoadGuardTransportation.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Yosbani Mendez

_____________________

Yosbani Mendez, President